SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ivax Corporation

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

465823102

(CUSIP Number of Class of Securities)

Uzi Karniel

Teva Pharmaceutical Industries Limited

5 Basel Street, P.O. Box 3190

Petach Tikva 49131

Israel

011-972-3-926-7267

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Peter H. Jakes, Esq.

Jeffrey S. Hochman, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

July 25, 2005

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following:  ☐

SCHEDULE 13D

CUSIP No. 465823102

1	NAME OF REPORT PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Teva Pharmaceutical Industries Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 7,554 8 SHARED VOTING POWER 51,599,982 (See Item 5) 9 SOLE DISPOSITIVE POWER 7,554 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 51,607,536 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2 (See Item 5)
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.10 per share (“Ivax Common Stock”), of Ivax Corporation, a Florida corporation (“Ivax”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of Ivax are located at 4400 Biscayne Boulevard, Miami, Florida 33137.

Item 2. Identity and Background.

This statement is filed on behalf of Teva Pharmaceutical Industries Limited, an Israeli corporation (“Teva”). The address of the principal business and principal office of Teva is 5 Basel Street, P.O. Box 3190, Petach Tikva 49131, Israel. The principal business of Teva is developing, manufacturing and marketing generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

The names, residence or business address, citizenships and present principal occupations or employment of the executive officers and directors of Teva are set forth in Annex A hereto.

During the last five years, neither Teva nor, to the best knowledge of Teva, any person named in Annex A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On July 25, 2005, Teva entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ivax, Ivory Acquisition Sub, Inc., a Florida corporation and a wholly owned subsidiary of Teva (“Merger Sub”), and Ivory Acquisition Sub II, Inc., a Florida corporation and a wholly owned subsidiary of Teva (“Sister Subsidiary”). Upon the terms and subject to the conditions of the Merger Agreement, at the effective time, Merger Sub will merge with and into Ivax, with Ivax continuing as the surviving corporation (the “Surviving Corporation”), and immediately thereafter, the Surviving Corporation will merge with and into Sister Subsidiary, and Sister Subsidiary will continue as the surviving corporation and a wholly owned subsidiary of Teva (both mergers, taken together, the “Merger”).

At the effective time of the Merger, each share of Ivax Common Stock, issued and outstanding immediately prior to the effective time of the Merger (other than shares held by Teva), and each “right” attached thereto under Ivax’s Rights Agreement, dated as of December 29, 1997, as amended as of May 12, 2000 (the “Rights Agreement”), will be converted into the right to receive the following merger consideration (subject to proration as described in the Merger Agreement):

•	Each share of Ivax Common Stock with respect to which the holder properly elects to receive cash consideration will be converted into the right to receive $26.00 in cash; and

•	Each share of Ivax Common Stock with respect to which the holder properly elects to receive stock consideration will be converted into the right to receive 0.8471 ordinary shares of Teva, par value NIS 0.10 (“Ordinary Shares”), which will trade in the United States in the form of American Depositary Shares (“ADSs”).

It is currently expected that the cash consideration paid by Teva to the holders of Ivax Common Stock pursuant to the Merger Agreement will be financed by Teva through available working capital and other available sources of liquidity, which may include loans from banks and other financial institutions.

Pursuant to the Merger Agreement, at the effective time of the Merger, (i) the directors of Merger Sub will be the directors of the Surviving Corporation; (ii) the officers of Merger Sub will be the officers of the Surviving Corporation and (iii) the articles of incorporation and by-laws of Merger Sub will be articles of incorporation and by-laws of the Surviving Corporation, except that the name of the Surviving Corporation will be the name of Ivax. After completion of the Merger, the Ivax Common Stock will be de-listed from the American Stock Exchange.

Concurrently with the execution and delivery of the Merger Agreement, Teva entered into a Stockholders Agreement, dated as of July 25, 2005 (the “Stockholders Agreement”), with Phillip Frost, M.D., Frost Gamma Investments Trust, Frost-Nevada Investments Trust, Frost Alpha Investments Trust, Jack Fishman, Ph.D., Neil Flanzraich, Rafick G. Henein, Ph.D., Jane Hsiao, Ph.D., HSU Investment Limited, Charles Hsiao Family Irrevocable Trust – A and Charles Hsiao Family Irrevocable Trust – B (collectively, the “Ivax Stockholders”). Pursuant to the Stockholders Agreement, the Ivax Stockholders have agreed that until the termination of the Stockholders Agreement, the Ivax Stockholders will vote or cause to be voted the shares of Ivax Common Stock over which the Ivax Stockholders have voting power in favor of the approval and adoption of the Merger Agreement and Merger (as more fully described in Item 6).

The descriptions of the Merger Agreement and the Stockholders Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, which are incorporated by reference as Exhibits 1 and 2 hereto, respectively.

Item 4. Purpose of Transaction.

The Ivax Stockholders agreed to enter into the Stockholders Agreement to induce Teva to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including without limitation the Merger.

Other than pursuant to the Merger Agreement and the Stockholders Agreement, as described in Items 3 and 6, neither Teva nor, to the best knowledge of Teva, any person listed in Annex A hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Ivax, or the disposition of securities of Ivax; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ivax or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Ivax or any of its subsidiaries; (d) any change in the present Board of Directors or management of Ivax, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Ivax; (f) any other material change in Ivax’s business or corporate structure; (g) changes in Ivax’s charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Ivax by any person; (h) causing a class of securities of Ivax to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Ivax becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Teva reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a) and (b). As of July 25, 2005, 51,599,982 issued and outstanding shares of Ivax Common Stock and 11,554,146 shares subject to warrants or options that are exercisable within 60 days of July 25, 2005, or 63,154,128 shares of Ivax Common Stock, in the aggregate, were subject to the Stockholders Agreement (the “Stockholders Agreement Shares”). The Stockholders Agreement Shares, together with the shares of Ivax Common Stock owned by Plantex described below, represent approximately 19.2% of the issued and outstanding shares of Ivax Common Stock as of July 21, 2005, as represented by Ivax in the Merger Agreement (or approximately 22.5%, including shares subject to warrants or options). By virtue of the Stockholders Agreement, Teva may be deemed to share with the Ivax Stockholders the power to vote or direct the voting of the Stockholders Agreement Shares. However, Teva is not entitled to any other rights as a stockholder of Ivax as to the Stockholders Agreement Shares, and does not have any right to dispose or direct the disposition of the Stockholders Agreement Shares, except for the restrictions described in Item 6.

As of August 1, 2005, 7,554 issued and outstanding shares of Ivax Common Stock were owned by Plantex USA, Inc. (“Plantex”), a wholly owned subsidiary of Teva. By virtue of Teva’s relationship with Plantex, Teva may be deemed to beneficially own the shares of Ivax Common Stock owned by Plantex.

Pursuant to Rule 13d-4 under the Exchange Act, Teva hereby states that this Schedule 13D shall not be deemed an admission that Teva is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of any equity securities of Ivax, and Teva expressly disclaims beneficial ownership of the Stockholders Agreement Shares.

To the best knowledge of Teva, no shares of Ivax Common Stock are beneficially owned by any of the persons named in Annex A.

(c). Neither Teva, nor, to the best knowledge of Teva, any person named in Annex A, has effected any transaction in Ivax Common Stock during the past 60 days.

(d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Stockholders Agreement, and subject to the terms and conditions contained therein, each Ivax Stockholder has agreed that prior to the termination of the

Stockholders Agreement, at any meeting of the stockholders of Ivax called to vote upon the Merger Agreement, the Merger or any other transactions (the “Transactions”) contemplated by the Stockholders Agreement and the Merger Agreement, or at any adjournment or postponement thereof, or in any other circumstances upon which a vote, consent, adoption or other approval (including by written consent solicitation) with respect to the Merger Agreement, the Merger or any other Transactions is sought, such Ivax Stockholder shall vote (or cause to be voted) all of the Stockholder Agreement Shares of such Ivax Stockholder and any other Subject Shares (as defined in the Stockholders Agreement) then owned of record and beneficially by such Ivax Stockholder in favor of the adoption of the Merger Agreement and the approval of the terms thereof and of the Merger and each of the other Transactions.

Pursuant to the Stockholders Agreement, and subject to the terms and conditions contained therein, each Ivax Stockholder has also agreed that prior to the termination of the Stockholders Agreement, at any meeting of the stockholders of Ivax or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent, adoption or other approval is sought, such Ivax Stockholder shall vote (or cause to be voted) all of the Stockholder Agreement Shares of such Ivax Stockholder and any other Subject Shares then owned of record and beneficially by such Ivax Stockholder against, and shall not consent in writing to (and shall cause not to be consented in writing to), any of the following (or any agreement to enter into, effect, facilitate or support any of the following): (i) any Acquisition Proposal (as defined in the Stockholders Agreement) or transaction or occurrence that if proposed and offered to Ivax or its stockholders (or any of them) would constitute an Acquisition Proposal or (ii) any amendment of Ivax’s articles of incorporation, Ivax’s by-laws or the Rights Agreement or other proposal, waiver, action or transaction involving Ivax or any of its stockholders, which amendment or other proposal, waiver, action or transaction could reasonably be expected to prevent or materially impede or delay the consummation of the Merger or the other Transactions, dilute the benefits to Teva of the Merger and the other Transactions or change in any manner the voting rights of the Ivax Common Stock.

Furthermore, except as provided for in the Stockholders Agreement, each Ivax Stockholder, pursuant to the Stockholders Agreement, and subject to the terms and conditions contained therein, has irrevocably granted to and appointed certain designees of Teva such Ivax Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote all of such Ivax Stockholder’s Subject Shares (owned of record) in accordance with the provisions described above.

Also pursuant to the Stockholders Agreement, and subject to the terms and conditions contained therein, each Ivax Stockholder has agreed that until the termination of the Stockholders Agreement, except pursuant to the Stockholders Agreement, such Ivax Stockholder shall not (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, “Transfer”) or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, or the creation or offer of any derivative security in respect of, any Subject Shares or Share Acquisition Rights (as defined in the Stockholders Agreement), to or with any person other than pursuant to the Merger or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares or Share Acquisition Rights, and shall not commit or agree to take any of the foregoing actions.

Frost Gamma Investments Trust has agreed in the Stockholders Agreement to exercise prior to the closing of the Merger a warrant to purchase 1,171,875 shares of Ivax Common Stock. Those shares are included in the shares subject to the Stockholders Agreement reported in this Schedule 13D, as this warrant is exercisable within 60 days of July 25, 2005.

The Stockholders Agreement provides that it will terminate upon the earlier of the closing of the Merger and the ninth month anniversary of the date of the termination of the Merger Agreement, except that in certain circumstances described in the Stockholders Agreement it terminates simultaneously with the termination of the Merger Agreement.

Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Ivax.

Item 7. Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION
1	Agreement and Plan of Merger, dated as of July 25, 2005, by and among Ivax, Teva, Merger Sub and Sister Subsidiary (incorporated by reference to Exhibit 2.1 of Teva’s Report of Foreign Private Issuer on Form 6-K filed July 28, 2005).

2	Stockholders Agreement, dated as of July 25, 2005, between Teva and the Ivax Stockholders (incorporated by reference to Exhibit 99.1 of Teva’s Report of Foreign Private Issuer on Form 6-K filed July 28, 2005).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2005

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Dan S. Suesskind
Name:	Dan S. Suesskind
Title:	Chief Financial Officer

ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Teva as set forth below. Each person’s business address is c/o Teva Pharmaceutical Industries Limited, 5 Basel Street, P.O. Box 3190, Petach Tikva 49131, Israel. Except as indicated, each person is a citizen of Israel.

Directors of Teva

Name	Principal Occupation
Eli Hurvitz	Chairman of Teva
Ruth Cheshin	President of the Jerusalem Foundation
Abraham E. Cohen (1)	Retired
Leslie Dan (2)	Chairman of Novopharm Limited, a subsidiary of Teva
Prof. Meir Heth	Professor, Law School of the College of Management
Prof. Moshe Many	President of Ashqelon Academic College
Dr. Leora (Rubin) Meridor	Chairman of the Board of Bezeq International
Dr. Max Reis	Retired
Carlo Salvi (3)	Retired
Prof. Michael Sela	Professor, Weizmann Institute of Science
Dov Shafir	Retired
Prof. Gabriela Shalev	Professor, President and Rector of Ono Academic College
David Shamir	General Manager of Texas Instruments Israel Ltd.
Harold Snyder (1)	Retired

(1)	Citizen of U.S.
(2)	Citizen of Canada
(3)	Citizen of Switzerland

Executive Officers of Teva

Name	Title with Teva (Principal Occupation)
Israel Makov	President and Chief Executive Officer
George S. Barrett (5)	Group Vice President – North America and President and CEO – Teva North America
Amir Elstein	Group Vice President – Biogenerics
William A. Fletcher (4)	Chairman, Teva North America
Chaim Hurvitz	Group Vice President International
Prof. Itzhak Krinsky	Vice President – Business Development
Meron Mann	Group Vice President Europe, and President and CEO Teva Pharmaceuticals Europe B.V.
Marvin Samson (5)	Group Vice President – Worldwide Injectables
Eli Shohet	Vice President – Business Development
Bruria Sofrin	Vice President – Human Resources
Dan S. Suesskind	Chief Financial Officer
Dr. Ben-Zion Weiner	Group Vice President – Global Products
Aharon Yaari	Vice President – Global API Division
Yehuda Arad	Vice President – Safety and Environment
Dr. Shmuel Ben-Zvi	Vice President – Planning, Economics & IT
Doron Blachar	Vice President – Finance
Rodney Kasan	Vice President and Chief Technology Officer
Moshe Manor	Vice President – Global Products Division
William S. Marth (5)	President & CEO – Teva Pharmaceuticals USA, Inc.
Michael Netz	Vice President – Israel Pharmaceutical Sales
Christopher Pelloni (5)	Vice President – Global Generic R&D

Dr. Irit Pinchasi	Vice President – Global Innovative R&D
Dr. David Reisman	Vice President - Israel Pharmaceutical Operations
Dr. Aharon Schwartz	Vice President - Strategic Business Planning and New Ventures
Jacob Winter	Vice President - Global Pharmaceutical Operations
Ron Grupel	Internal Auditor
Uzi Karniel	General Counsel and Corporate Secretary

(4)	Citizen of the U.K.
(5)	Citizen of the U.S.